TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2017

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	September 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$61,072	$21,154
Short-term investments	14,239	-
Accounts receivable, net	74,821	71,273
Equipment Installment Plan ("EIP") receivables, net	20,006	20,246
Inventory	15,633	20,440
Prepaid expenses and other current assets	19,829	27,159
Total current assets	205,600	160,272
Property and equipment, net	392,399	393,565
License costs and other intangible assets, net	105,425	113,054
Goodwill	9,677	9,294
Long-term equipment installment plan receivables	14,170	12,738
Other assets	22,691	17,281
Total assets	$749,962	$706,204

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY/MEMBERS' DEFICIT
Current liabilities:
Accounts payable	$33,521	$45,827
Construction accounts payable	21,043	17,869
Current portion of debt	11,795	8,796
Customer deposits and unearned revenue	19,348	22,727
Other current liabilities and accrued expenses	123,584	128,807
Total current liabilities	209,291	224,026

Long-term debt	492,467	591,151
Deferred income taxes	3,647	2,744
Other non-current liabilities	35,447	37,168
Total liabilities	740,852	855,089
Commitments and contingencies

Mezzanine equity:
Redeemable Class A Units	-	96,956
Total mezzanine equity	-	96,956
Shareholders' equity/members' deficit:
Common shares and additional paid in capital; no par value, unlimited authorized, 44,790,738 shares issued and outstanding as of September 30, 2017	508	-
Members' investment	-	275,602
Accumulated deficit	(47,339)	(598,141)
Accumulated other comprehensive income	5,561	6,151
Total Trilogy International Partners shareholders' deficit/members' deficit	(41,270)	(316,388)
Noncontrolling interests	50,380	70,547
Total shareholders' equity/members' deficit	9,110	(245,841)

Total liabilities, mezzanine equity and shareholders' equity/members' deficit	$749,962	$706,204

On behalf of the Board:

/s/ Mark Kroloff	/s/ Anthony Lacavera	/s/ Nadir Mohamed

Mark Kroloff	Anthony Lacavera	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017		2016

Revenues
Wireless service revenues	$133,233	$134,465	$400,808		$387,701
Wireline service revenues	15,088	11,805	42,751		30,557
Equipment sales	38,803	41,194	119,896		119,946
Non-subscriber international long distance and other revenues	4,194	4,000	11,450		12,259
Total revenues	191,318	191,464	574,905		550,463

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54,802	53,330	162,815		158,866
Cost of equipment sales	44,797	45,337	135,965		134,383
Sales and marketing	28,257	27,525	78,234		78,184
General and administrative	29,951	26,965	88,546		76,161
Depreciation, amortization and accretion	25,995	26,656	79,776		77,791
Loss (gain) on disposal and abandonment of assets	319	(40)	601		560
Total operating expenses	184,121	179,773	545,937		525,945
Operating income	7,197	11,691	28,968		24,518

Other (expenses) income
Interest expense	(11,156)	(18,445)	(48,677)		(50,734)
Debt modification and extinguishment costs	-	-	(6,689)		(3,802)
Other, net	932	(1,964)	5,855		(2,966)
Total other expenses, net	(10,224)	(20,409)	(49,511)		(57,502)
Loss from continuing operations before income taxes	(3,027)	(8,718)	(20,543)		(32,984)
Income tax expense	(2,554)	(3,022)	(7,137)		(7,576)
Loss from continuing operations	(5,581)	(11,740)	(27,680)		(40,560)
(Loss) gain from discontinued operations, net of tax	-	(12)	-		50,303
Net (loss) income	(5,581)	(11,752)	(27,680)		9,743
Less: Net loss (income) attributable to noncontrolling interests and prior controlling interest	1,436	11,752	12,081		(9,743)
Net loss attributable to Trilogy International Partners Inc.	$(4,145)	$-	$(15,599)		$-

Comprehensive (loss) income
Net (loss) income	$(5,581)	$(11,752)	$(27,680)		$9,743
Other comprehensive (loss) income:
Foreign currency translation adjustments	(2,435)	3,422	4,852		8,197
Net (loss) gain on derivatives and short-term investments	(26)	157	107		591
Other comprehensive (loss) income	(2,461)	3,579	4,959		8,788
Comprehensive (loss) income	(8,042)	(8,173)	(22,721)		18,531
Comprehensive loss (income) attributable to noncontrolling interests and prior controlling interest	2,708	8,173	6,277		(18,531)
Comprehensive loss attributable to Trilogy International Partners Inc.	$(5,334)	$-	$(16,444)		$-

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 11 - Earnings per Share)	$(0.10)		$(0.37	)(1)
Diluted (see Note 11 - Earnings per Share)	$(0.10)		$(0.38	)(1)
(1)For the period from February 7, 2017 through September 30, 2017

Weighted average common shares:
Basic	42,764,260		42,608,538
Diluted	42,764,260		81,729,586

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity/Members' Deficit
(US dollars in thousands, except shares)
(unaudited)

	Trilogy International Partners LLC				Trilogy International Partners Inc.

	Members'										Total
	Investment		Accumulated						Accumulated		shareholders'
	and		Other		Common Shares		Additional		Other	Non-	equity/
	Mezzanine	Accumulated	Comprehensive	Noncontrolling			Paid In	Accumulated	Comprehensive	Controlling	members
	Equity	Deficit	Income (Loss)	Interests	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	deficit
Balance, December 31, 2015	$371,349	$(600,249)	$4,270	$67,574	-	$-	$-	$-	$-	$-	$(157,056)
Net income	-	7,562	-	2,181	-	-	-	-	-	-	9,743
Other comprehensive income	-	-	5,729	3,059	-	-	-	-	-	-	8,788
Dividend to noncontrolling interest	-	-	-	(4,271)	-	-	-	-	-	-	(4,271)
Changes in noncontrolling interest	(3,791)	-	45	1,353	-	-	-	-	-	-	(2,393)
Balance as of September 30, 2016	367,558	(592,687)	10,044	69,896	-	-	-	-	-	-	(145,189)

Balance, December 31, 2016	372,558	(598,141)	6,151	70,547	-	-	-	-	-	-	(148,885)
Trilogy LLC Loan Conversion	(4,528)	-	98	4,430	-	-	-	-	-	-	-
Net (loss) income through transaction date	-	(2,703)	-	1,637	-	-	-	-	-	-	(1,066)
Other comprehensive income through date of Arrangement	-	-	4,126	2,269	-	-	-	-	-	-	6,395
Member Contribution	1,400	-	-	-	-	-	-	-	-	-	1,400
Changes in noncontrolling interest	-	-	-	143	-	-	-	-	-	-	143
Balance prior to Arrangement with Alignvest	369,430	(600,844)	10,375	79,026	-	-	-	-	-	-	(142,013)
Share exchange with 2degrees noncontrolling interests	4,785	-	1,528	(7,713)	-	-	-	-	-	-	(1,400)
Sale of common shares	-	-	-	-	44,177,149	-	202,159	-	-	-	202,159
Purchase of Trilogy LLC units by TIP Inc., net of issuance costs	191,449	-	-	-		-	(199,287)	-	-	-	(7,838)
Initial allocation of noncontrolling interest of Trilogy LLC C units (redeemable units)	(565,664)	600,844	(11,903)	(71,313)	-	-	(2,872)	(15,780)	6,311	60,377	-
Share purchase warrants reclassified to liability	-	-	-	-	-	-	-	(15,298)	-	-	(15,298)
Dividend declared on March 21, 2017	-	-	-	-	17,416	-	125	(662)	-	-	(537)
Equity-based compensation	-	-	-	-	-	-	937	-	-	1,425	2,362
Net loss from Arrangement date to September 30, 2017	-	-	-	-	-	-	-	(15,599)	-	(11,015)	(26,614)
Other comprehensive loss from Arrangement date to September 30, 2017	-	-	-	-	-	-	-	-	(845)	(591)	(1,436)
Changes in noncontrolling interest ownership	-	-	-	-	596,173	-	(554)	-	95	184	(275)
Balance as of September 30, 2017 $	-	$-	$-	$-	44,790,738	$-	$508	$(47,339)	$5,561	$50,380	$9,110

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands)
(unaudited)

	Nine Months Ended September 30,
	2017	2016
Operating activities:
Net (loss) income	$(27,680)	$9,743
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	10,129	7,199
Depreciation, amortization and accretion	79,776	77,807
Equity-based compensation	1,942	1,226
Loss on disposal and abandonment of assets	601	564
Non-cash interest expense, net	2,714	3,516
Settlement of cash flow hedges	(1,265)	(1,522)
Debt modification and extinguishment costs	6,689	3,802
Non-cash loss from change in fair value on cash flow hedges	1,373	2,853
Unrealized gain on foreign exchange transactions	(282)	(822)
Deferred income taxes	836	(1,358)
Gain on disposal of discontinued operations	-	(52,792)
Changes in operating assets and liabilities:
Accounts receivable	(11,930)	(620)
EIP receivables	(548)	(544)
Inventory	5,629	11,036
Prepaid expenses and other current assets	(186)	1,545
Other assets	(4,459)	286
Accounts payable	(9,629)	(15,094)
Other current liabilities and accrued expenses	(19,357)	(1,815)
Customer deposits and unearned revenue	(3,882)	(1,861)
Net cash provided by operating activities	30,471	43,149

Investing activities:
Purchase of property and equipment	(56,160)	(79,871)
Purchase of short-term investments	(38,106)	-
Maturities and sales of short-term investments	23,940	-
Purchase of spectrum licenses and other additions to license costs	(3,238)	(1,115)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	28,723
Changes in restricted cash and other	573	5,401
Net cash used in investing activities	(72,991)	(46,862)

Financing activities:
Payments of debt	(570,637)	(546,298)
Proceeds from debt	467,622	547,624
Proceeds from equity issuance, net of issuance costs	199,267	(1,965)
Debt issuance, modification and extinguishment costs	(9,151)	(7,577)
Payment of financed license obligation	(4,362)	-
Capital contributions from members	1,400	-
Purchase of shares from noncontrolling interest	(1,675)	(3,567)
Dividends to shareholders and noncontrolling interest	(537)	(4,271)
Net cash provided by (used in) financing activities	81,927	(16,054)

Net increase (decrease) in cash and cash equivalents	39,407	(19,767)

Cash and cash equivalents, beginning of period (1)	21,154	64,993

Effect of exchange rate changes	511	632

Cash and cash equivalents, end of period	$61,072	$45,858

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of January 1, 2016.

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (“Alignvest”), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”), was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia) (“BCBCA”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization; therefore, Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of the period ended and for the periods ended prior to the acquisition are presented as the historical financial statements of TIP Inc. prior to the date of the acquisition. As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

To effect the Arrangement, the following organizational transactions occurred prior to or concurrent with the consummation of the Arrangement:

•

On January 9, 2017, Trilogy LLC converted an outstanding intercompany loan to its New Zealand subsidiary, Two Degrees Mobile Limited (“2degrees”), into 10,920,280 shares of 2degrees in full repayment of the outstanding $13.9 million loan balance. The conversion increased Trilogy LLC’s ownership in 2degrees by 1% from 62.9% to 63.9%. The carrying amounts of the noncontrolling interest attributable to 2degrees were adjusted to reflect the change in ownership interests.

•

On February 7, 2017, Trilogy LLC indirectly acquired noncontrolling interests in 2degrees in exchange for common shares of TIP Inc. (the “Common Shares”) and $1.4 million in cash. The transaction increased Trilogy LLC’s ownership in 2degrees from 63.9% to 73.3%. The carrying amounts of the noncontrolling interests attributable to 2degrees were adjusted to reflect the change in ownership interests.

•

Trilogy LLC’s equity structure was recapitalized into 157,339,668 Class A Units (the “Trilogy LLC Class A Units” or “Class A Units”), 44,177,149 Class B Units (the “Trilogy LLC Class B Units” or “Class B Units”) and 39,142,787 Class C Units (the “Trilogy LLC Class C Units” or “Class C Units”). The Trilogy LLC Class A Units have nominal economic value, and represent 100% of the voting rights in Trilogy LLC and do not participate in any appreciation in the value of Trilogy LLC. The Class B and Class C Units possess the economic interests in Trilogy LLC. The recapitalization was effected through amendments to the Trilogy LLC amended and restated Limited Liability Company Agreements (the “Trilogy LLC Agreement”).

•

Trilogy LLC issued the new Class A Units and Class B Units to TIP Inc. or a wholly owned subsidiary of TIP Inc. in exchange for $199.3 million of cash, representing the remaining proceeds from TIP Inc.’s 2015 initial public offering along with private placements that closed concurrently with the Arrangement, net of certain redemptions and expenses of TIP Inc. As a result of the exchange, TIP Inc. acquired, directly or indirectly, all the voting interests and a 53.0% equity interest in Trilogy LLC. The number of Class B Units issued and outstanding is equal to, and at all times is required to be equal to, the number of outstanding Common Shares of TIP Inc. See Note 10 – Equity.

•

The Class C Units were issued to the legacy equity holders of Trilogy LLC and can be redeemed by the holders thereof for, at Trilogy LLC’s option, Common Shares on a one-for-one basis or for cash equal to the fair market value of Common Shares as of the date of redemption. The redemption rights of the Class C Unit holders are subject to lock-up provisions of up to 24 months. The economic interest of the Trilogy LLC Class C Units is pro rata to those of the Trilogy LLC Class B Units which are held by TIP Inc. Upon completion of the Arrangement, the Class C Unit holders had a 47.0% equity interest in Trilogy LLC. As a result of the arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and consolidates Trilogy LLC. A noncontrolling interest is recorded in the consolidated TIP Inc. financial statements for the Class C Unit holders’ interests in Trilogy LLC.

•

TIP Inc.’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of Common Shares. The Special Voting Share was issued to the trustee under a voting trust agreement and entitles the Class C Unit holders to exercise their voting rights in TIP Inc. on an as converted basis. The Common Shares and the Special Voting Share vote together as if they were a single class of shares.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

•

The 13,402,685 share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants to acquire Common Shares. Additionally, the warrants were reclassified from equity to a liability, as the warrants were determined to be written options not indexed to the Common Shares. See Note 10 – Equity for more details.

•

As a result of the transaction, TIP Inc. is subject to income tax in both the U.S. and Canada. The losses generated by TIP Inc. from the date of the transaction are offset by a full valuation allowance.

As a result of these organizational transactions and the consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Trilogy LLC is a provider of wireless voice and data communications in New Zealand and Bolivia including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. Trilogy LLC’s services are provided under Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”), technologies. Trilogy LLC also provides fixed broadband communications to residential and enterprise customers in New Zealand.

Below is a brief summary of each of the Company’s operations:

New Zealand:
2degrees was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. Some of these licenses expire in 2021; others expire in 2031. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over 2G, 3G and 4G networks. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Additionally, with the acquisition of Snap Limited (“Snap”) on April 30, 2015, 2degrees began offering fixed broadband communications services to residential and enterprise customers.

As of September 30, 2017, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.3% .

Bolivia:
In November 1999, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel provides voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia over the existing GSM network. NuevaTel’s 2G, 3G and 4G networks provide a variety of data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its mobile communications services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to basic voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of September 30, 2017, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Basis of Presentation

The accompanying interim Condensed Consolidated Financial Statements include the accounts of the Company. All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2016 is derived from the audited Trilogy LLC financial statements at that date and should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Additional details on our reportable operating segments are included in Note 16 – Segment Information, of these Condensed Consolidated Financial Statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Summary of Significant Accounting Policies

Accounting Estimates:
The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of sales and expenses during the reporting period. Estimates have been prepared using the most current and best available information; however, actual results could differ materially from those estimates.

Short-term Investments:
The Company’s short-term investments, consisting primarily of U.S. Treasury securities and commercial paper with remaining original maturities of more than three months at the date of purchase, are considered available-for-sale (“AFS”) and reported at fair value based upon quoted market prices. The net unrealized gains and losses on AFS investments are reported as a component of other comprehensive income or loss. Realized gains and losses on AFS investments are determined using the specific identification method and included in Other, net. Gross unrealized holding gains (losses) were insignificant for the nine months ended September 30, 2017.

Accounts Receivable, net:
Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $6.8 million and $5.1 million as of September 30, 2017 and December 31, 2016, respectively.

Mezzanine Equity:
Three pre-arrangement Trilogy LLC unit holders had been granted rights to cause Trilogy LLC, under certain circumstances, to repurchase their equity interests in Trilogy LLC. The Company had recorded these units in the mezzanine equity section of the accompanying Condensed Consolidated Balance Sheet as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus their interest was reclassified from mezzanine equity to equity in the first quarter of 2017.

Warrant Liability:
The Company’s issued and outstanding warrants are recorded as a liability, as the warrants are written options that are not indexed to the Common Shares. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Condensed Consolidated Balance Sheets. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The amount of the warrant liability was $12.4 million as of September 30, 2017. Any change in fair value of these warrants during the reporting period is recorded as a component of Other, net on the Company’s Condensed Consolidated Statements of Operations. The fair value of the warrant liability is determined each period by utilizing the number of warrants outstanding and the closing trading value of the warrant as of the reporting date. The change in fair value of the warrant liabilities was a non-cash gain of $3.4 million for the nine months ended September 30, 2017. There was no change in fair value of the warrant liabilities for the three months ended September 30, 2017 based upon the trading price of the warrants. However, because the warrants are denominated in Canadian dollars, there was an immaterial change in the warrant liability during the period due to the impact of a change in the exchange rate with United States dollars.

Recently Issued Accounting Standards:
On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company”, we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In October 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory”, which modifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The ASU eliminates the prohibition against the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party or otherwise recovered through use and will require entities to recognize the income tax consequences of an intra-entity transfer when the transfer occurs. The ASU requires a modified retrospective application with a cumulative-effect adjustment recorded in retained earnings as of the beginning of the period of adoption. This standard will take effect for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of a fiscal year.

As discussed in Note 15 - Income Taxes, during the third quarter of 2017, the Company’s New Zealand subsidiary, 2degrees, entered into an intra-entity asset transfer to separate its network assets from its retail operations business. The Company is evaluating the income tax effects of this transaction. The intra-entity asset transfer is expected to result in asset values with increased tax bases at the entity that received the network assets. Upon adoption of this ASU, a deferred tax asset is expected to be recorded associated with the increased tax bases for transferred assets.

In February 2016, the FASB issued ASU 2016-02 related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require classifications of leases, both operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will result in the recognition of significant rights to use assets and lease liabilities in our Condensed Consolidated Balance Sheets that have not previously been recorded, but we currently expect such adoption to have an insignificant impact on our Condensed Consolidated Statements of Operations. Our evaluation is continuing, with a focus on our accounting for cell site, office, and retail leases as well as our review of system readiness and overall interpretations. We will continue our assessment of other potential impacts of this ASU on our Condensed Consolidated Financial Statements.

In May 2014, the FASB issued ASU 2014-09 related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual and interim reporting periods beginning after December 15, 2017. For all other organizations, the standard will take effect for annual reporting periods beginning after December 15, 2018, and for interim periods beginning after December 15, 2019. Early application is permitted for all organizations. As an “emerging growth company”, we currently intend to adopt this standard on the date it becomes applicable to private companies, which is January 1, 2019, although we may consider early adoption. We expect the standard to have an impact on areas such as the methods used to reserve for discounts, refunds and other customer incentives, which may affect the timing of revenue recognition relating to the sales of equipment and services. Our review is in its preliminary stage with a focus on evaluating our customer contracts, systems, and overall interpretations, and we are devoting management resources, and have engaged third-party consultants, to assist management with the implementation of the standard. We expect the initial review of customer contracts for significant revenue streams to be completed in the coming quarters. At this time, we are unable to conclude if the standard will have a material impact on our Condensed Consolidated Financial Statements, and we will continue to evaluate the potential impact. Furthermore, the updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption and we continue to evaluate our method of adoption of this ASU.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 2 – DISCONTINUED OPERATIONS

Trilogy Dominicana:

In March 2015, the Company committed to a plan to sell its subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations were classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations”. The Company ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On March 23, 2016, the sale of Trilogy Dominicana was completed and the Company received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

There were no assets and liabilities related to discontinued operations as of September 30, 2017 and December 31, 2016.

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

For the nine months ended September 30, 2016, the Company recognized revenues of $7.5 million, net loss of $2.5 million, gain on sale of discontinued operations of $52.8 million and gain from discontinued operations, net of tax, of $50.3 million related to Trilogy Dominicana. In addition, for the nine months ended September 30, 2016, there was Net cash provided by operating activities of $0.2 million and Net cash used in investing activities of $0.5 million related to Trilogy Dominicana.

NOTE 3 – PROPERTY AND EQUIPMENT

	As of September 30, 2017	As of December 31, 2016
Land, buildings and improvements	$9,021	$8,998
Wireless communication systems	734,550	685,562
Furniture, equipment, vehicles and software	158,572	111,690
Construction in progress	38,870	61,246
	941,013	867,496
Less: accumulated depreciation	(548,614)	(473,931)
Property and equipment, net	$392,399	$393,565

Depreciation expense was $21.7 million and $21.6 million for the three months ended September 30, 2017 and 2016, respectively. Depreciation expense was $65.6 million and $63.2 million for the nine months ended September 30, 2017 and 2016, respectively.

Advances to equipment vendors are included in Other assets and totaled $7.3 million and $6.9 million as of September 30, 2017 and December 31, 2016, respectively.

Supplemental cash flow information:

The Company acquired $1.6 million and $1.8 million of property and equipment through current and long-term debt during the nine months ended September 30, 2017 and 2016, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Company acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in adjustments to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $1.4 million and $0.8 million for the nine months ended September 30, 2017 and 2016, respectively.

NOTE 4 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

There were no goodwill impairments required to be recognized as of September 30, 2017 and December 31, 2016, since events and circumstances did not indicate such impairment. Changes in the Company’s goodwill balance for the nine months ended September 30, 2017 and 2016 were related to foreign currency adjustment and were not material.

The Company’s license costs and other intangible assets consisted of the following:

		As of September 30, 2017			As of December 31, 2016
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net

License costs	7 - 20 years	$194,256	$(94,941)	$99,315	$186,626	$(81,700)	$104,926
Subscriber relationships	7 years	13,469	(7,659)	5,810	12,937	(5,399)	7,538
Other	6 -14 years	3,637	(3,337)	300	3,581	(2,991)	590

Total		$211,362	$(105,937)	$105,425	$203,144	$(90,090)	$113,054

Amortization expense was $4.5 million and $4.6 million for the three months ended September 30, 2017 and 2016, respectively. Amortization expense was $13.5 million and $13.4 million for the nine months ended September 30, 2017 and 2016, respectively.

New Zealand:
On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”), which expires in 2031, for $44.0 million New Zealand dollars (“NZD”) ($31.7 million based on the exchange rate at September 30, 2017). TIRS has made this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. TIRS is obligated to make annual installment payments along with accrued interest. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. In March 2017, the Company paid such deferred installment on behalf of TIRS in the amount of $10.5 million NZD ($7.3 million based on the exchange rate at the date of payment of which $2.9 million was accrued interest).

As of September 30, 2017, the outstanding current and long-term portions of the license obligation for the 700 MHz License recorded in Other current liabilities and accrued expenses and Other non-current liabilities were $6.2 million and $13.6 million, respectively. Future maturities of the license obligation as of September 30, 2017, excluding accrued interest, are as follows:

Years ending December 31,
2017	$6,239
2018	6,600
2019	6,983
Total	$19,822

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 5 – EIP RECEIVABLES

In New Zealand, the Company offers certain wireless customers the option to pay for their handsets in installments over a period of up to 24 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of September 30, 2017	As of December 31, 2016
EIP receivables, gross	$38,640	$36,403
Unamortized imputed interest	(2,813)	(2,327)
EIP receivables, net of unamortized imputed interest	$35,827	$34,076
Allowance for doubtful accounts	(1,651)	(1,092)
EIP receivables, net	$34,176	$32,984

Classified on the balance sheet as:	As of September 30, 2017	As of December 31, 2016
Equipment installment plan receivables, net	$20,006	$20,246
Long-term equipment installment plan receivables	14,170	12,738
EIP receivables, net	$34,176	$32,984

The Company categorizes unbilled EIP receivables as prime and subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, the Company uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores and service plan characteristics. We periodically assess the proprietary scoring system. Prime subscriber receivables are those with lower delinquency and eligible for sale to a third party. Subprime subscribers are those with higher delinquency and those who are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments.

The balances of EIP receivables on a gross basis by credit category as of the period presented were as follows:

	As of September 30, 2017	As of December 31, 2016
Prime	$31,595	$28,902
Subprime	7,045	7,501
Total EIP receivables, gross	$38,640	$36,403

The EIP receivables had weighted average imputed interest rates of 6.78% and 6.93% as of September 30, 2017 and December 31, 2016, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Beginning balance of EIP receivables, net	$29,288	$28,150	$32,984	$28,467
Additions	16,272	22,574	44,607	57,870
Billings and payments	(9,574)	(8,147)	(25,866)	(20,988)
Sales of EIP receivables	-	(11,834)	(17,790)	(35,517)
Foreign currency translation	(621)	546	1,286	1,698
Change in allowance for doubtful accounts and imputed interest	(1,189)	(82)	(1,045)	(323)
Total EIP receivables, net	$34,176	$31,207	$34,176	$31,207

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Sales of EIP Receivables:

2degrees has a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless customers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
EIP receivables derecognized	$-	$11,834	$17,790	$35,517
Cash proceeds	-	(10,310)	(15,652)	(30,886)
Reversal of unamortized imputed interest	-	(796)	(1,200)	(2,572)
Reversal of allowance for doubtful accounts	-	(355)	(533)	(1,066)
Pre-tax loss on sales of EIP receivables	$-	$373	$405	$993

Subsequent to September 30, 2017, the Company completed a sale of EIP receivables for cash proceeds of $9.7 million, based on the exchange rate as of September 30, 2017.

NOTE 6 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of September 30, 2017:

	Fair Value Measurement as of September 30, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$14,239	$14,239	$-	$-
Forward exchange contracts	541	-	541	-
Total assets	$14,780	$14,239	$541	$-

Liabilities:
Warrant liability	$12,351	$12,351	$-	$-
Interest rate swaps	2,053	-	2,053	-
Total liabilities	$14,404	$12,351	$2,053	$-

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurement as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Forward exchange contracts	$1,145	$-	$1,145	$-
Total assets	$1,145	$-	$1,145	$-

Liabilities:
Interest rate swaps	$1,984	$-	$1,984	$-
Total liabilities	$1,984	$-	$1,984	$-

The fair value of the short-term investments is based on quoted market prices. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the quoted market price of the publicly traded warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the nine months ended September 30, 2017.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of September 30, 2017 and December 31, 2016 were as follows:

	As of September 30, 2017	As of December 31, 2016

Carrying amount, excluding unamortized discount and deferred financing costs	$515,438	$609,644
Fair value	$522,979	$616,168

For the three and nine months ended September 30, 2017 and 2016, we did not record any material other-than-temporary impairments on financial assets and liabilities required to be measured at fair value on a nonrecurring basis.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 7 – DEBT

The Company’s long-term and other debt as of September 30, 2017 and December 31, 2016 consisted of the following:

	As of September 30, 2017	As of December 31, 2016
Trilogy LLC 2022 Notes	$350,000	$-
Trilogy LLC 2019 Notes	-	450,000
New Zealand Senior Facilities Agreement due 2019	140,708	133,101
Bolivian Syndicated Loan due 2021	21,281	23,158
Other	3,449	3,385
	515,438	609,644
Less: unamortized discount	(3,659)	(3,931)
Less: deferred financing costs	(7,517)	(5,766)
Total debt	504,262	599,947
Less: current portion of debt	(11,795)	(8,796)
Total long-term debt	$492,467	$591,151

Trilogy LLC 2019 Notes:
On April 26, 2016, Trilogy LLC entered into a purchase agreement with Deutsche Bank Securities Inc. (the “Initial Purchaser”) pursuant to which Trilogy LLC agreed to issue and sell to the Initial Purchaser $450 million aggregate principal amount of senior secured notes due 2019 (the “Trilogy LLC 2019 Notes”), in an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1993, as amended (the “Securities Act”). The sale of the Trilogy LLC 2019 Notes was funded on May 6, 2016. The Trilogy LLC 2019 Notes bore interest at a rate of 13.375% per year, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2016.

In February 2017, Trilogy LLC repurchased $18.2 million of the Trilogy LLC 2019 Notes and paid accrued interest of $0.7 million in connection with the repurchase. Trilogy LLC recognized a $0.5 million premium in interest expense on the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2017 related to the repurchase.

Trilogy LLC 2022 Notes:
On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

Trilogy LLC applied the proceeds of this offering together with cash on hand to redeem and discharge all of the outstanding Trilogy LLC 2019 Notes and pay fees and expenses of $9.1 million related to the offering.

The refinancing of the Trilogy LLC 2019 Notes was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $9.1 million in fees and expenses related to the Trilogy LLC 2022 Notes offering, $4.8 million was recorded as a deferred financing cost and are included as a reduction within Long-term debt on the Condensed Consolidated Balance Sheet. The remaining $4.3 million of fees paid to third parties in connection with the refinancing was expensed in the second quarter of 2017. The unamortized balance of the deferred financing costs associated with the Trilogy LLC 2022 Notes is amortized to interest expense using the effective interest method over the term of the Trilogy LLC 2022 Notes.

Additionally, as a result of the refinancing, $2.4 million of unamortized deferred financing costs and unamortized discount previously outstanding was expensed to Debt modification and extinguishment costs in the Condensed Consolidated Statement of Operations during the second quarter of 2017.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% . Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1, beginning November 1, 2017 with interest accruing from May 2, 2017. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice as follows:

•	Prior to May 1, 2019, at 100%, plus a “make whole” premium
•	On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
•	On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
•	On or after May 1, 2021 at 100%

On or prior to May 1, 2019, Trilogy LLC may redeem up to 35% of the principal amount of the Trilogy LLC 2022 Notes at 108.875% plus accrued and unpaid interest on the notes being redeemed with the net cash proceeds of a public equity offering, provided that at least 65% of the original principal amount of the Trilogy LLC 2022 Notes remains outstanding immediately after the redemption.

The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, there was no such indebtedness that was outstanding.

Senior Facilities Agreement:
In June 2013, 2degrees entered into a Senior Facilities Agreement (as amended, the “Senior Facilities Agreement”) with Bank of New Zealand (“BNZ”), pursuant to which BNZ agreed to provide financing of up to $150 million NZD, such availability to be based in part upon 2degrees’ EBITDA (as defined in the Senior Facilities Agreement) for the prior twelve months. In March 2014, additional financial institutions (together with BNZ, the “Banks”) provided commitments under the Senior Facilities Agreement, which increased the amount of potential financing to $165 million NZD. In January 2015, the Senior Facilities Agreement was amended to include an additional commitment to fund 2degrees’ capital expenditures in the amount of $20 million NZD, provided that until 2degrees’ then outstanding credit facility (the “Huawei Loan”) with Huawei Technologies (New Zealand) Company Limited (“Huawei”) was repaid in full, all such capital expenditures were required to be incurred with Huawei or any of its related entities. The Huawei Loan was fully repaid in May 2015. With this additional commitment, the total commitment increased to $185 million NZD.

In August 2015, 2degrees entered into an agreement with the Banks to refinance the $185 million NZD facility and provide an additional commitment of $15 million NZD for a total of $200 million NZD of potential financing ($144.1 million based on the exchange rate at September 30, 2017). Separate facilities are provided under this agreement to repay the existing outstanding balance and fund 2degrees’ capital expenditures ($185 million NZD) and to fund 2degrees’ working capital requirements ($15 million NZD). As of September 30, 2017, the $185 million NZD ($133.3 million based on the exchange rate at September 30, 2017) facility was fully drawn-down, and $10.3 million NZD ($7.4 million based on the exchange rate at September 30, 2017) was drawn on the $15 million NZD working capital facility. The borrowings and repayments for these facilities, including the recurring activity to fund working capital requirements, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

The debt under the Senior Facilities Agreement accrues interest payable quarterly at a rate ranging from 1.15% to 2.05% (depending upon 2degrees’ senior leverage ratio at that time) plus the New Zealand Bank Bill Reference Rate (“BKBM”). Additionally, a line fee of between 0.75% and 1.35% (depending upon 2degrees’ senior leverage ratio at that time) calculated on the total committed financing under the Senior Facilities Agreement (both drawn and undrawn) is also payable quarterly. The Senior Facilities Agreement original maturity date was June 30, 2018. In July 2017, 2degrees entered into an agreement with existing syndicate members to extend the term of the facility from June 30, 2018 to January 5, 2019. The extension of the maturity date of the Senior Facilities Agreement was accounted for as a modification in accordance with the applicable accounting guidance. The total fees paid in connection with the modification were not significant and were expensed during the third quarter of 2017.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In addition, once a year, beginning on January 1, 2016, for a period of not less than five consecutive days, 2degrees must reduce the outstanding balance of the $15 million NZD facility used to fund its working capital requirements to zero. Such zero balance reduction must take place at least six months after the most recent prior zero balance reduction. As of September 30, 2017, the line fee rate was 0.75% . The effective interest rate (weighted average interest rate plus line fee) on the combined balance of the facilities outstanding as of September 30, 2017 and December 31, 2016 was 4.17% and 4.68%, respectively.

The Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

•	maintain a total interest coverage ratio of not less than 3.0 times;
•	maintain a senior leverage ratio of not greater than 3.0 times; and
•	not exceed 110% of the agreed to annual capital expenditures in any financial year.

The Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default. The Senior Facilities Agreement is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

Covenants:

As of September 30, 2017, the Company was in compliance with all of its debt covenants.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:
2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $2.1 million and $1.8 million as of September 30, 2017 and December 31, 2016, respectively. As of September 30, 2017, the total notional amount of these agreements was $172.5 million NZD or $124.3 million (based on the exchange rate as of September 30, 2017). The agreements have effective dates from March 31, 2014 through June 30, 2020 and termination dates from March 29, 2018 to June 30, 2022. During the nine months ended September 30, 2017, various interest rate swap agreements with a total notional amount of $10.0 million NZD or $7.2 million (based on the exchange rate as of September 30, 2017) reached maturity.

In January 2017, the Company terminated its domestic interest rate swap agreements and the $1.0 million pledged as collateral as of December 31, 2016 was returned to the Company. This restricted cash was included in Prepaid expenses and other current assets on our Condensed Consolidated Balance Sheet as of December 31, 2016.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Non-cash (loss)/gain from change in fair value recorded in Other, net	$(475)	$(477)	$(1,255)	$(2,262)
(Loss)/gain reclassified from comprehensive income (loss) to
Other, net	$-	$(157)	$(118)	$(591)

Net cash settlement	$(347)	$(528)	$(1,265)	$(1,522)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Forward Exchange Contracts:
At September 30, 2017, 2degrees had various short-term forward exchange contracts to sell $36.7 million NZD and buy $27.0 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the three months ended September 30, 2017, various short-term forward exchange contracts to sell $14.1 million NZD and buy $10.0 million USD reached maturity. During the nine months ended September 30, 2017, various short-term forward exchange contracts to sell $51.0 million NZD and buy $36.6 million USD and $0.2 million EUR reached maturity. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. A foreign exchange gain of $1.0 million and loss of $0.6 million was recognized in Other, net during the three and nine months ended September 30, 2017, respectively. The foreign exchange losses recognized in Other, net during the three and nine months ended September 30, 2016, were not material. The Company had assets, included in Prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $0.5 million and $1.1 million as of September 30, 2017 and December 31, 2016, respectively.

NOTE 9 – EQUITY-BASED COMPENSATION

In June 2017, the Company granted a total of 1,416,214 restricted share units (“RSUs” or “Awards”) to officers and employees under plans whose vesting is subject to meeting certain performance or time-based criteria. RSUs entitle the grantee to receive Common Shares at the end of a specified vesting period, subject to continued service through the applicable vesting date, and certain Company performance obligations for performance-based awards.

A portion of the RSU grants consisted of time-based awards that were made to retain senior officers of the Company. They vest over a three year employment period, with half of the RSUs vesting in the first year and one-quarter of the RSUs vesting in each the following two years. Additionally, officers were granted RSUs that combine time-based elements with performance-based elements that entitle the holder to receive a number of Common Shares that varies based on the Company’s performance against the revenue or EBITDA performance goals for calendar year 2017. The estimated equity-based compensation expense attributable to performance-based RSUs is updated quarterly. The total number of RSUs granted includes these performance-based awards and assumes that the performance goals will be achieved. The number of RSUs is updated upon completion of each applicable fiscal year when a final determination is made as to whether the performance goals have been achieved. These performance-based RSUs vest on a straight-line basis over a four year employment period. The remaining RSUs were granted to officers and employees as time-based awards, which vest on a straight-line basis over a four year service period.

Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards. As of September 30, 2017, all RSUs are unvested and unrecognized compensation expense relating to these unvested RSUs is approximately $7.5 million, which reflects time-based vesting along with estimated future expense with respect to certain performance-based awards.

NOTE 10 – EQUITY

TIP Inc. Capital Structure

Upon completion of the Arrangement, TIP Inc.’s authorized share structure consisted of two classes of shares, namely Common Shares and the Special Voting Share as follows:

TIP Inc. Common Shares:
TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of September 30, 2017, TIP Inc. had 44,790,738 Common Shares outstanding, reflecting an increase of 539,126 Common Shares issued during the quarter then ended as a result of Trilogy LLC Class C Unit redemptions for Common Shares. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote for shareholders. The Common Shares and the Special Voting Share, described below, vote together as if they were a single class of shares, except as provided in the BCBCA, by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. (the “TIP Inc. Board”). In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after C$1.00 is distributed to the holder of the Special Voting Share.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In connection with the Arrangement Agreement, certain holders of Common Shares entered into lock-up agreements with TIP Inc. (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each locked-up shareholder agreed that it would not during the periods set forth below, without the prior written consent of TIP Inc. sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy LLC, nor enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Common Shares. As of September 30, 2017, the Common Shares locked-up, measured from the date of consummation of the Arrangement, being February 7, 2017 under the Lock-Up Agreements are as follows:

(i) 24 months (5,585,927 Common Shares); and
(ii) 12 months (5,585,927 Common Shares).

During the three months ended September 30, 2017, the Lock-Up Period expired with respect to 7,605,315 Common Shares. See “Trilogy LLC Capital Structure: Class C Units” below for Lock-Up Periods applicable to Common Shares which may be issued upon redemption of such units.

As of September 30, 2017, TIP Inc. holds a 53.7% ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings LLC (“Trilogy Intermediate Holdings”). The 0.7% increase in TIP Inc. ownership interest of Trilogy LLC during the period is attributable to the issuance of Common Shares upon redemption of Trilogy LLC Class C Units. See Note 17 – Subsequent Events for a further discussion of Trilogy LLC Class C Unit redemptions subsequent to September 30, 2017 and the impact on TIP Inc.’s ownership interest in Trilogy LLC.

Special Voting Share of TIP Inc.:
TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Trilogy LLC Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Trilogy LLC Class C Unit held. At such time as there are no Trilogy LLC Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of the Common Shares.

Warrants:
At September 30, 2017, TIP Inc. had 13,402,685 warrants outstanding, with an exercise price of C$11.50. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to the Common Shares. The fair value of the warrants reclassified from Accumulated deficit in shareholders’ equity to a liability was based on the number of warrants outstanding at the Arrangement date and the closing quoted market prices of the publicly traded warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Condensed Consolidated Balance Sheets. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss within Other, net in the Condensed Consolidated Statement of Operations. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Forfeitable Founders Shares:
At September 30, 2017, the Company had issued 1,675,336 Common Shares (“Forfeitable Founders Shares”) that are subject to forfeiture on February 7, 2022, unless the closing price of the Common Shares exceeds C$13.00 (as adjusted for stock split or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Dividend Paid:
On May 12, 2017, TIP Inc. paid a dividend of C$0.02 per Common Share. The dividend was declared on March 21, 2017 and payable to common shareholders of record as of April 28, 2017. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 17,416 Common Shares were issued to existing shareholders.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of 85,663 additional Class C Units was issued on economically equivalent terms to the holders of Trilogy LLC Class C Units.

Short Form Base Shelf Prospectus and Registration Statement, and Prospectus Supplements:
On July 24, 2017, the Company filed a preliminary short form base shelf prospectus with the British Columbia Securities Commission (“BCSC”) and a related shelf registration statement with the U.S. Securities and Exchange Commission (“SEC”) for an aggregate of $350 million of the Company’s Common Shares, warrants, units, subscription receipts and share purchase contracts. On August 2, 2017, the final base shelf prospectus and the final registration statement were filed and were declared effective by the BCSC and the SEC, as applicable, shortly thereafter.

On September 22, 2017, the Company filed a preliminary prospectus supplement with the BCSC and SEC to the short form base shelf prospectus filed on August 2, 2017 in connection with a potential underwritten secondary offering of its Common Shares by certain selling shareholders including those who had elected to redeem their Trilogy LLC Class C Units. The secondary offering did not proceed as the majority of the selling shareholders did not agree to the offered price for the Common Shares under the offering.

On October 11, 2017, the Company filed a prospectus supplement with the BCSC and the SEC to the short form base shelf prospectus filed on August 2, 2017 to qualify specified Common Shares for resale at times and in amounts determined by the holders of those Common Shares. The prospectus supplement covered certain issued and outstanding Common Shares as well as Common Shares issuable upon redemption of Trilogy LLC Class C Units from time to time by the holders thereof.

Trilogy LLC Capital Structure
As a result of the Arrangement, the equity interests in Trilogy LLC consist of three classes of units (the “Trilogy LLC Units”) as follows:

Class A Units:
The Class A Units possess all the voting rights under the Trilogy LLC Agreement, have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs, and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of September 30, 2017, there were 157,682,319 Trilogy LLC Class A Units outstanding.

Class B Units:
TIP Inc. indirectly holds the Class B Units of Trilogy LLC through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of September 30, 2017, there were 44,790,738 Class B Units outstanding, reflecting an increase of 539,126 Class B Units issued during the third quarter as a result of redemptions of Class C Units for Common Shares. The economic interests of the Class B Units in Trilogy LLC are pro rata with the Class C Units.

Class C Units:
The Class C Units are held by the members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units in Trilogy LLC are pro rata with the Class B Units. Class C Unit holders have the right to require Trilogy LLC to redeem any or all Trilogy LLC Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, after the expiration of a Lock-up Period (as defined below), the form of consideration to be determined by Trilogy LLC. Trilogy LLC had determined and the Class C Unit holders were advised that through September 30, 2017 all redemptions would be settled for Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Trilogy LLC Class C Unit held. As of September 30, 2017, there were 38,689,324 Class C Units outstanding, reflecting a decrease of 539,126 Class C Units outstanding due to redemptions of Trilogy LLC Class C Units during the third quarter. Additionally, there were 192,130 restricted Trilogy LLC Class C Units granted to an employee on December 31, 2016 and unvested as of September 30, 2017. These restricted Class C Units vest over a 4 year period, with one-fourth of the award vesting on each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Generally, no holder of Trilogy LLC Class C Units may transfer (or redeem) any of the following series of Trilogy LLC Class C Units during the periods shown below, measured from the date of consummation of the Arrangement, being February 7, 2017 (each, a “Lock-Up Period”):

(i) Class C-1 Units: 24 months (8,581,462 are outstanding); and
(ii) Class C-2 Units: 12 months (8,642,024 are outstanding).

During the three months ended September 30, 2017, the Lock-Up Period expired with respect to 22,004,964 Trilogy LLC Class C Units. See Note 17 – Subsequent Events for further discussion of redemptions of Trilogy LLC Class C Units.

NOTE 11 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out-of-the-money.

For the three months ended September 30, 2017 and the period from February 7, 2017 through September 30, 2017, the warrants were out-of-the-money and no adjustment was made to exclude the gain recognized by TIP Inc. for the change in fair value of the warrant liability. For the three months ended September 30, 2017, there was no change in fair value of the warrant liability resulting from the trading price of the warrants, and, accordingly, basic and diluted earnings per share for the three months ended September 30, 2017 are equivalent. For the period from February 7, 2017 through September 30, 2017, a gain of $3.4 million resulting from the change in fair value of the warrant liability was recorded within Other, net. This gain reduced the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Trilogy LLC Class C Units being dilutive when included as-if redeemed.

The components of basic and diluted earnings per share were as follows:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

		Period
	Three Months Ended	February 7, 2017 through
	September 30, 2017	September 30, 2017
(in thousands, except per share amounts)
Basic EPS:
Numerator:
Net loss attributable to TIP Inc.	$(4,145)	$(15,599)

Denominator:
Basic weighted average common shares outstanding	42,764,260	42,608,538

Net loss per share:
Basic	$(0.10)	$(0.37)

Diluted EPS:
Numerator:
Net loss attributable to TIP Inc.	$(4,145)	$(15,599)
Add back: Net loss attributable to Trilogy LLC Class C Units – Redeemable for Common Shares	-	(15,816)
Net loss attributable to TIP Inc. and Trilogy LLC Class C Units	$(4,145)	$(31,415)

Denominator:
Basic weighted average common shares outstanding	42,764,260	42,608,538
Effect of dilutive securities:
Trilogy LLC Class C Units – Redeemable for Common Shares	-	39,121,048
Diluted weighted average common shares outstanding	42,764,260	81,729,586

Net loss per share:
Diluted	$(0.10)	$(0.38)

The following table includes the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three months ended September 30, 2017 and for the period of February 7, 2017 through September 30, 2017 because the effect was either anti-dilutive or the service condition was not met:

	Three Months ended	February 7, 2017 through
	September 30, 2017	September 30, 2017
Trilogy LLC Class C Units	39,040,465	-
Warrants	13,402,685	13,402,685
Forfeitable shares	1,675,336	1,675,336
Restricted share units	1,416,214	674,962
Unvested Trilogy LLC Class C Units	192,130	192,130
Deferred share units	10,171	3,981
Common Shares excluded from calculation of diluted net loss	55,737,001	15,949,094

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	As of September 30, 2017	As of December 31, 2016

Cumulative foreign currency translation adjustment	$5,559	$6,269
Unrealized gain (loss) on short-term investments and derivative instruments	2	(118)
Total accumulated other comprehensive income	$5,561	$6,151

NOTE 13 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and loss are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of September 30, 2017	As of December 31, 2016
2degrees	$23,418	$22,092
NuevaTel	54,048	48,771
Trilogy International Partners LLC	(26,595)	-
Salamanca Solutions International LLC	(491)	(316)
Noncontrolling interests	$50,380	$70,547

As a result of the consummation of the Arrangement, there are noncontrolling interests in Trilogy LLC presented in the table above for the period beginning February 7, 2017. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Commitments:
The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with Trilogy LLC’s Consolidated Financial Statements and related notes for the year ended December 31, 2016. The disclosures below relate to purchase commitments with significant events occurring during the nine months ended September 30, 2017.

New Zealand:

Handsets
In October 2016, 2degrees signed a purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016). As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at September 30, 2017) of its advertising budget per contract year to related marketing. As of September 30, 2017, the outstanding obligation for handset purchases under this purchase agreement, based on the exchange rate at that date, was approximately $120.2 million. We have not reduced the commitment for potential rebates.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Huawei
As of September 30, 2017, 2degrees had an outstanding commitment with Huawei for technical support and spare parts maintenance, software upgrades, products, and professional services through 2019 in the amount of $15.7 million. 2degrees also has submitted purchase orders to Huawei in the amount of $5.2 million, based on the exchange rate at September 30, 2017, for other equipment and services, which the Company expects to be fulfilled during 2017.

Other
As of September 30, 2017, 2degrees has other purchase commitments aggregating $17.9 million with various vendors to acquire hardware and software related to ongoing network and Information Technology (“IT”) projects, as well as for IT support services, IT development, advertising and marketing costs, inventory purchases, and consulting services, through 2017. None of these commitments are significant individually.

Rural Broadband Infrastructure
In August 2017, the New Zealand government signed an agreement with the New Zealand telecommunications carriers’ joint venture group to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, 2degrees has a commitment to invest $20 million NZD over several years at such times as called upon in accordance with payment milestones agreed upon between the parties to the RBI2 Agreement.

Bolivia:

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel has agreed to provide NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031. As of September 30, 2017, the minimum purchase commitment with Telecel was $28.4 million.

NuevaTel has a purchase commitment with Nokia Solutions and Networks Oy and Nokia Solutions and Networks Bolivia S.A. (hereinafter, together “Nokia”) for telecommunications equipment, software and services related to network expansion as well as a support service agreement. As of September 30, 2017, NuevaTel’s remaining purchase commitment with Nokia totaled $8.8 million, which the Company expects to be fulfilled during 2017.

In December 2011, NuevaTel signed an agreement with America Móvil Peru S.A.C. (“Claro”) pursuant to which Claro has agreed to provide NuevaTel international data telecommunications service through its existing and future capacity in Peruvian territory on the border with Bolivia. This purchase commitment was amended in the second quarter of 2017 and expires in 2027. As of September 30, 2017, the minimum purchase commitment with Claro was $7.4 million.

NuevaTel also has purchase commitments of $20.3 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising through 2019 which have not changed significantly individually from the year ended December 31, 2016.

Contingencies:
General:

The Company’s international subsidiaries are subject to the laws and regulations governing telecommunications services in effect in each of the countries in which they operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The financial statements reflect certain assumptions based on laws, regulations and customary practices currently in effect in each of the various countries. The Company cannot predict what future laws and regulations might be passed or other event might occur that could have a material effect on its investments or results of operations. Further, certain of the countries in which the Company has investments have experienced, or may experience, political and social instability. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary.

In addition to issues specifically discussed elsewhere, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Bolivian Regulatory Matters:

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”) migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company cannot guarantee whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license that the ATT may offer will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019.

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages, the ATT is investigating if the outages were unforeseen or events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and on February 15, 2016 the ATT imposed a fine of $4.5 million against NuevaTel on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed the ATT’s decision on the grounds that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the “Ministry”) vacated the fine, but allowed the ATT to reinstate the penalty provided it can establish that NuevaTel was responsible for the service interruption. The ATT has reinstated the penalty and NuevaTel has filed a response that contests the ATT allegations of responsibility. NuevaTel will continue to contest the matter vigorously. The Company believes that NuevaTel has strong defenses against the imposition of a significant fine, thus no amount has been accrued in our Condensed Consolidated Balance Sheets.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. Based on the information available to the Company, as of December 31, 2015, $0.2 million was recorded as the probable loss amount. However, a decision by the Supreme Court of Bolivia, dated July 13, 2016, authorized the ATT to collect any fine confirmed by the Ministry of Public Services, notwithstanding the fact that the fine might still be the subject of an appeal in the Bolivian courts. Based on this authorization from the Bolivian Supreme Court, the ATT began during the latter part of 2016, to collect fines from other entities. Thus, NuevaTel has increased its accrual during the third quarter of 2016 to an accrual of $2.2 million, representing its estimate of the most likely exposure as of September 30, 2017. The ATT has not attempted to collect the $2.2 million fine it assessed against NuevaTel related to public telephone repair deficiencies, and NuevaTel will continue to appeal the assessment of this fine.

NOTE 15 – INCOME TAXES

As of December 31, 2016, the Company had income tax net operating loss (“NOL”) carryforwards related to our international operations in New Zealand of approximately $189.0 million with a full valuation allowance recorded as an offset to the deferred tax asset associated with these NOLs. These tax losses carry forward indefinitely provided that shareholder continuity requirements are met.

As discussed in Note 10 – Equity and Note 17 – Subsequent Events, certain Trilogy LLC Class C Units were redeemed for Common Shares of TIP Inc. during the three months ended September 30, 2017 and additional redemptions occurred subsequent to quarter end and through the date of issuance of these financial statements. The impact of these redemptions is not expected to materially impact continuity. These redemptions and any related sale of TIP Inc. Common Shares by these or other historical equity holders in Trilogy LLC and 2degrees will continue to be assessed in connection with shareholder continuity requirements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

On August 1, 2017, 2degrees transferred its network assets to a wholly owned subsidiary and entered into a transaction to separate the 2degrees network assets from the 2degrees retail operations business to allow for flexibility in future operations and strategic business activities. Assets transferred in this network company transaction included network equipment, cell sites, network licenses and spectrum licenses. This intercompany transaction is also expected to result in a taxable gain that will utilize a portion of the existing 2degrees NOL as of the transaction date and is expected to result in asset values at the new network company that have an increased tax basis. A valuation analysis and intercompany purchase price allocation will be performed to determine the value of assets transferred in this transaction, and the result of this analysis will impact the amount of NOLs used in the transaction. The valuation is in process and expected to be completed during the fourth quarter of 2017. The transaction gain and any ongoing intercompany activities are eliminated for presentation in the consolidated financial statements of the Company.

The impact of the network company transaction, shareholder continuity changes, if any, and current year taxable income or loss on the Company’s NOLs will be evaluated through the end of the year as activities become known and are analyzed. Because the NOLs are subject to a full valuation allowance as of September 30, 2017, and the amount of NOLs remaining after the transaction are expected to exceed taxable income for the year, these activities did not have an impact on the Condensed Consolidated Financial Statements of the Company.

NOTE 16– SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss from continuing operations before income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenues
New Zealand	$125,360	$123,264	$375,356	$344,904
Bolivia	65,871	68,095	199,245	205,103
Unallocated Corporate & Eliminations	87	105	304	456
Total revenues	$191,318	$191,464	$574,905	$550,463

Adjusted EBITDA
New Zealand	$20,463	$21,721	$62,874	$54,678
Bolivia	18,700	20,765	61,119	57,879

Equity-based compensation	(590)	(756)	(1,942)	(1,226)
Acquisition and other nonrecurring costs	(2,755)	(2,132)	(4,642)	(2,132)
Depreciation, amortization and accretion	(25,995)	(26,656)	(79,776)	(77,791)
(Loss) gain on disposal and abandonment of assets	(319)	40	(601)	(560)
Interest expense	(11,156)	(18,445)	(48,677)	(50,734)
Debt modification and extinguishment costs	-	-	(6,689)	(3,802)
Other, net	932	(1,964)	5,855	(2,966)
Unallocated Corporate & Eliminations	(2,307)	(1,291)	(8,064)	(6,330)
Loss from continuing operations before income taxes	$(3,027)	$(8,718)	$(20,543)	$(32,984)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 17 – SUBSEQUENT EVENTS

Trilogy LLC C Unit Redemptions
Subsequent to September 30, 2017, certain Trilogy LLC Class C Unit holders redeemed 7,826,227 Trilogy LLC Class C Units for an equivalent number of Common Shares. Including these redemptions, as of the issuance date of these financial statements, TIP Inc. had 52,616,965 Common Shares issued and outstanding, and, through a wholly owned subsidiary, held a 63.0% ownership interest in Trilogy LLC.